UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION					SEC File Number 000-19882
Washington, D.C. 20549

FORM 12b-25
CUSIP Number 500600101

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 27, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KOPIN CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

125 North Drive

Address of Principal Executive Office (Street and Number)

Westborough, MA 01581

City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kopin Corporation (the “Company”) has determined that it will be unable to file its Annual Report on Form 10-K for the year ended December 27, 2025 (the “2025 Form 10-K”) within the prescribed time period without unreasonable effort or expense. During the fourth quarter, the Company entered into certain financing transactions involving third-party investments in Kopin Corporation. These transactions involve complex technical accounting considerations, including the appropriate application of U.S. GAAP to the recognition, measurement, and presentation of such arrangements.

The Company is continuing to evaluate the accounting treatment of these transactions and the related valuations necessary to record the transactions. As a result, additional time is required to finalize the Company’s financial statements and related disclosures.

The Company currently expects to file its Annual Report within the fifteen calendar day extension provided by Rule 12b-25.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties, including statements regarding the Company’s expected date of filing the Annual Report. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the completion of matters necessary to permit the filing of the Annual Report. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Erich Manz	(508)	870-5959
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fiscal year ended December 27, 2025 will differ from those for the corresponding period of the prior fiscal year. The expected change is primarily attributable to transactions completed during the fourth quarter, including an investment in the Company that resulted in complex accounting considerations, as well as the deconsolidation of one of the Company’s entities.

These transactions are expected to impact the Company’s reported results, including the recognition of gains or losses associated with the deconsolidation, and changes in the presentation of the Company’s financial results following such deconsolidation.

KOPIN CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2026	By:	/s/ Erich Manz
Erich Manz
Treasurer and Chief Financial Officer